FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street, Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SEE EXHIBIT 99.1  On  February 16, 2011 - Valcent Products Inc. (OTCBB: VCTZF) announced today that its wholly owned UK subsidiary Valcent Products (EU) Limited has entered into a Supply and Services Contract with a leading UK and European Food Processor.

SEE EXHIBIT 99.2   On  February 17, 2011 - Valcent Products Inc. (OTC BB: VCTZF) (the “Company”) announced today that it completed an initial closing of US $ 1,432,854.65 (the “Initial Closing”) under a private placement at US $0.15 per unit.  Each unit consists of one common share and one half warrant. One whole warrant is exercisable into one common share at US $0.25.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	New Release Dated February 16, 2011

99.2	News Release Dated February 17, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: February 18, 2011	By:	/s/ John Hamilton
Name: John Hamilton
Title: CFO